SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON SEPTEMBER 19, 2017

1. DATE, TIME AND PLACE: On September 19, 2017, at 10:00 a.m., at the principal place of business of BRASKEM S.A. (“Company”), located at Rua Eteno, nº 1.561, Polo Petroquímico de Camaçari, in the Municipality of Camaçari, State of Bahia. 2. CALL NOTICE: Call Notice published pursuant to article 124 of Law 6,404/76 (“LSA”), in editions of newspaper “Diário Oficial do Estado da Bahia” [Official Gazette of the State of Bahia] dated August 19, 22 and 23, 2017 and in editions of newspaper  “O Correio da Bahia” dated August 19, 20 and 21, 2017. 3. PUBLICATIONS: Publication of the notices referred to in the main section of article 133 of the Brazilian Corporations Law (LSA) is waived, in view of the publication, within the legal term, of the documents referred to therein, namely: The Company’s Management Report and Financial Statements containing the explanatory notes for the fiscal year ended on December 31, 2016, along with the Opinion of the Independent Auditors and the Opinion of the Fiscal Board, in the edition of newspaper "O Correio da Bahia" and of the "Official Gazette of the State of Bahia" dated August 18, 2017. 4. ATTENDANCE: Those who attended the Extraordinary General Meeting were shareholders representing ninety-eight point ten percent (98.10%) of the Company’s voting capital, as verified (i) by the signatures below and placed on the “Shareholders’ Attendance Book”; and (ii) by the valid remote voting bulletins directly received by the Company or through the Central Depository of B3 S.A. – Brasil, Bolsa, Balcão or the bookkeeping agent for the shares issued by the Company, pursuant to the Brazilian Securities Commission (“CVM”) regulations. The attendance of the shareholders representing forty-four point eighty-three percent (44.83%) of the preferred shares of the Company’s share capital was also registered, as verified by the signatures placed on the “Shareholders’ Attendance Book”. For the purposes set forth in LSA, article 134, paragraph 1, and article 164, Mr. Anselmo Neves Macedo, representative of KPMG Auditores Independentes, the Company’s independent auditors, and Mr. Ismael Campos de Abreu, member of the Company’s Fiscal Board, are in attendance, and Mr. Gustavo Sampaio Valverde and Mr. Ricardo Cubeiro Rodrigues, the Company’s Management and Accounting representatives, respectively, are available for clarifications. 5. PRESIDING BOARD COMPOSITION: Chairwoman: Mrs. Paula Cristina Penteado Magalhães Azevedo; and Secretary: Mrs. Myrela Caetano da Silva Reis, chosen pursuant to paragraph 3 of article 16 of the Company’s Bylaws. 6. FISCAL BOARD’S OPINION: The Company’s Fiscal Board, in its Opinion issued on August 15, 2017, was favorable to the approval, by the Extraordinary General Meeting, of Financial Statements, Explanatory Notes and respective Opinion of the Independent Auditors, all related to the fiscal year ended on December 31, 2016. 7. AGENDA: (1) Review, discussion and voting regarding the Company’s Management Report and the respective Management Accounts and Financial Statements containing the Explanatory Notes for the fiscal year ended on December 31, 2016, along with the Opinion of the Independent Auditors and the Opinion of the Fiscal Board; and (2) Review, discussion and voting regarding the Management Proposal for the allocation of the results for the fiscal year ended on December 31, 2016. 7. RESOLUTIONS: After reading the consolidated voting map of the votes casted through remote voting bulletins, which was available for consultation by the attending shareholders, in accordance with paragraph 4 of article 21-W of CVM Ruling No. 481, of September 17, 2009, as amended, as proposed by the Chairwoman, the attending shareholders authorized the drafting of the minutes referred to this Extraordinary General Meeting in summary form, as well as its publishing without the signature of the attending shareholders, under the terms of article 130 of LSA. The matters on the agenda were submitted for discussion and voting, and the following resolutions were taken: 7.1. FINANCIAL STATEMENTS AND MANAGEMENT REPORT: To approve, by unanimous votes of common shareholders, in accordance with the voting map contained in Exhibit I to these minutes, and the voting statement with the recommendation of the shareholder PETRÓLEO BRASILEIRO S/A – PETROBRAS attached hereto, which will be filed in the Company’s principal place of business, the Management Report, the Management Accounts, the Financial Statements and the respective Explanatory Notes, regarding the fiscal year ended on December 31, 2016, containing the respective opinions issued by the independent auditors of KPMG Auditores Independentes and by the Fiscal Board. 7.2. ALLOCATION OF THE RESULTS FOR THE FISCAL YEAR ENDED ON DECEMBER 31, 2016: Considering that the Company closed the accounts with a net loss for the fiscal year ended on December 31, 2016, in the amount of four hundred and eleven million, four hundred and seventy-one thousand, nine hundred and seventy-six Reais and thirty-one centavos (BRL 411,471,976.31), which, added to the balance of losses accrued in prior fiscal years arising from a new submission of the Financial Statements of 2015, in the amount of four hundred and sixteen million, seven hundred and sixty-eight thousand, five hundred and eighty-five Reais and fifty centavos (BRL 416,768,585.50) and, deducted from other net equity transactions for the fiscal year 2016, in the amount of twenty-eight million, two hundred and one thousand, three hundred and ninety-two Reais and ninety-one centavos (BRL 28,201,392.91), amounts to eight hundred million, thirty-nine thousand, one hundred and sixty-eight Reais and ninety centavos (BRL 800,039,168.90) in accrued losses, in view of a total variation in the amount of four centavos (BRL 0.04) in relation to the amount listed in the management proposal resulting from rounding up or down; to approve, by unanimous votes of common shareholders, in accordance with the voting map contained in Exhibit I hereto, the total absorption of the balance of the accrued losses account as of December 31, 2016, by the profit retention reserve, under the terms of the sole paragraph of article 189 of LSA, so that the amount of eight hundred million, thirty-nine thousand, one hundred and sixty-eight Reais and ninety centavos (BRL 800,039,168.90) in accrued losses can be allocated to the profit retention reserve account, as registered in the financial statements for the fiscal year ended on December 31, 2016. Considering that the Company assessed losses in the fiscal year ended on December 31, 2016, there will be no distribution of dividends and other proceeds to the shareholders, under the terms of article 201 of LSA. 8. ADJOURNMENT: Pursuant to article 30, paragraph 4, of CVM Ruling No. 480, of December 7, 2009, as amended, the total of approvals obtained from the voting on each item of the agenda is indicated in Exhibit I, which, for all purposes, should be considered an integral part hereof. As there were no further matters to be discussed, the Extraordinary General Meeting was ended, these minutes were drawn up, which, after read, discussed and found to be in order, were signed by all those in attendance, the drafting of the minutes referred to in this Extraordinary General Meeting in summary form being authorized, according to the decision of those in attendance, as well as its publishing without the signature of the attending shareholders, under the terms of article 130 of LSA. Presiding Board: Mrs. Paula Cristina Penteado Magalhães Azevedo, as Chairwoman; and Mrs. Myrela Caetano da Silva Reis, as Secretary. Manager of the Company Available for Clarifications: Mr. Gustavo Sampaio Valverde. Representative of KPMG Auditores Independentes: Mr. Anselmo Neves Macedo. Member of the Company’s Fiscal Board: Mr. Ismael Campos de Abreu. Camaçari/BA, September 19, 2017. Signatures: PRESIDING BOARD: Paula C. P. Magalhães Azevedo – Chairwoman of; Myrela Caetano da Silva Reis – Secretary; ATTENDING SHAREHOLDERS: ODEBRECHT SERVIÇOS E PARTICIPAÇÕES S.A. (by Lauro Augusto Passos Novis Filho); ODEBRECHT S.A. (by Lauro Augusto Passos Novis Filho); PETRÓLEO BRASILEIRO S/A – PETROBRAS (by Eduardo Belotti Paes de

Figueiredo); Remote vote bulletin: OPPENHEIMER GLOBAL REVENUE ETF1; and SOJITZ CORPORATION.

The above matches the original recorded in the proper book.

Camaçari/BA, September 19, 2017.

PRESIDING BOARD:

_______________________________ Paula C. P. Magalhães Azevedo Chairwoman	_______________________________ Myrela Caetano da Silva Reis Secretary

1 The remote votes sent by Oppenheimer Global Revenue ETF were disregarded, as such shareholder disposed of the totality of the shares held in the Company before the holding of this Meeting, in accordance with the shareholding position of the bookkeeping agent on the date hereof.

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON SEPTEMBER 19, 2017

EXHIBIT I

VOTING MAP

Matters on the Agenda of the Extraordinary General Meeting

held on September 19, 2017

Description of Resolution	Vote	Number of common shares in attendance	(%) of the Voting Share Capital in Attendance *
		(ON)(1)
Resolve on the Management Report and the respective Management accounts and Financial Statements of the Company, including the Explanatory Notes, corresponding to the fiscal year ended on December 31, 2016, along with the Opinion of the Independent Auditors and the Opinion of the Fiscal Board.	Approvals	443.106.737	100%
	Rejections	-	0%
	Abstentions	-	0%
Resolve on the Management Proposal for the allocation of the results of the fiscal year ended on December 31, 2016	Approvals	443.106.737	100%
	Rejections	-	0%
	Abstentions	-	0%

(1) ON shares are common shares issued by the Company.

[Handwritten: Received

[signature]

09/19/2017

10 a.m.]

STATEMENT OF VOTE

I hereby register the statement of vote of PETROBRAS related to the Agenda of the Extraordinary General Meeting of BRASKEM S.A., to be held at the principal place of business of the Company, located at Rua Eteno, No. 1.561, Polo Petroquímico, Municipality of Camaçari, State of Bahia, on September 19, 2017, at 10 a.m.:

1)         Approval of the Management Report and respective Management Accounts and Financial Statements regarding the fiscal year ended on December 31, 2016, along with the independent auditors’ report, with the recommendation that the Management of the Company seeks, pursuant to Law 6,404/76, the refund for the losses incurred as a result of the acts disclosed in Car Wash Operation [Operação Lava Jato], from the individuals that caused such losses;

2)         To approve the allocation of the entirety of the results of the fiscal year ended on December 31, 2016, at the negative amount of four hundred and eleven million, four hundred and seventy-one thousand, nine hundred and seventy-six Reais and thirty centavos (BRL 411,471,976.30), that, added to the balance of losses accrued in previous fiscal years resulting from a new submission of the Financial Statements of 2015, at the amount of four hundred and sixteen million, seven hundred and sixty-eight thousand, five hundred and eighty-five Reais and forty-seven centavos (BRL 416,768,585.47) and, deducted from other transactions in the net equity of the fiscal year of 2016, at the amount of twenty-eight million, two hundred and one thousand, three hundred and ninety-two Reais and ninety-one centavos (BRL 28,201,392.91), results in eight hundred million, thirty-nine thousand, one hundred and sixty-eight Reais and eighty-six centavos (BRL 800,039,168.86) of accrued losses. Thus, the total amount shall be absorbed from the balance of the account of accrued losses on December 31, 2016 by the profit retention reserve, under sole paragraph of article 189 of the Brazilian Corporations Law, so that the amount of eight hundred million, thirty-nine thousand, one hundred and sixty-eight Reais and eighty-six centavos (BRL 800,039,168.86), of accrued losses, is destined to the profit retention reserve account, as set forth in the records of the financial statements regarding the fiscal year of December 31, 2016

CAMAÇARI, September 19, 2017.

[signature]

EDUARDO BELOTTI PAES DE FIGUEIREDO

Petrobras

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.